Exhibit 99.1

Presentation by President of China Yuchai
at Annual General Meeting

Singapore, Singapore – July 1, 2010 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that a presentation to shareholders will be made by its President, Mr. Boo Guan Saw, prior to the commencement of proceedings of the Annual General Meeting on July 2, 2010.

The presentation will contain: a brief overview of the performance of the Company and its main operating subsidiary, Guangxi Yuchai Machinery Company Limited, for FY 2009 and the outlook for 2010, discuss the anticipated impact on growth from new partnerships, new products and capacity expansion, provide an update of China Yuchai’s green technology development efforts as evidenced in its product range meeting National IV and V emission standards in the PRC, production of natural gas (CNG, LNG) and LPG engines and the ability to produce YC6K diesel engines compliant up to National VI (equivalent to Euro VI) emission standards. Mr. Saw will also briefly address the Company’s efforts to expand sales of its products internationally.

 A copy of the presentation slides will be made available on the Company’s website at http://www.cyilimited.com

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2009, GYMCL sold 467,899 diesel engines and was consistently ranked No. 1 in unit sales by the China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling USA

Tel: +1-646-284-9409

Email:kevin.theiss@grayling.com

dixon.chen@grayling.com